UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 25049

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)

Axesstel, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05459T101

(CUSIP Number)

Charles Noreen
Fuse Capital
305 Lytton Avenue
Palo Alto, CA 94301
Tel.: 650.325.9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05459T 10 1

1.	Name of Reporting Person: ComVen V, LLC (“ComVen V”)
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.	Sole Voting Power:
3,143,761 shares, of which 2,948,868 shares are directly owned by ComVentures V, L.P. (“CV V”), 182,827 shares are directly owned by ComVentures V-B CEO Fund, L.P. (“CV V-B”) and 12,066 shares are directly owned by ComVentures V Entrepreneurs’ Fund, L.P. (“CV V Ent”).  ComVen V is the general partner of CV V, CV V-B and CV V Ent and may be deemed to have sole voting power with respect to such shares, and Roland A. Van der Meer (“Van der Meer”), the sole managing member of ComVen V, may be deemed to have sole voting power with respect to such shares.

Beneficially
Owned by Each Reporting	8.	Shared Voting Power: See response to row 7.
Person With
	9.
Sole Dispositive Power:
3,143,761 shares, of which 2,948,868 shares are directly owned by ComVentures V, L.P. (“CV V”), 182,827 shares are directly owned by ComVentures V-B CEO Fund, L.P. (“CV V-B”) and 12,066 shares are directly owned by ComVentures V Entrepreneurs’ Fund, L.P. (“CV V Ent”).  ComVen V is the general partner of CV V, CV V-B and CV V Ent and may be deemed to have sole dispositive power with respect to such shares, and Roland A. Van der Meer (“Van der Meer”), the sole managing member of ComVen V, may be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power: See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,143,761
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 13.5%
14.	Type of Reporting Person: OO (limited liability company)

1.	Name of Reporting Person: ComVentures V, L.P. (“CV V”)
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.
Sole Voting Power:
2,948,868 shares, except that ComVen V, the general partner of CV V, may be deemed to have sole voting power with respect to such shares, and Van der Meer,  the sole managing member of ComVen V, may be deemed to have sole voting power with respect to such shares.

Beneficially
Owned by Each Reporting	8.	Shared Voting Power: See response to row 7.
Person With
	9.
Sole Dispositive Power:
2,948,868 shares, except that ComVen V, the general partner of CV V, may be deemed to have sole dispositive power with respect to such shares, and Van der Meer,  the sole managing member of ComVen V, may be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power: See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,948,868
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 12.7%
14.	Type of Reporting Person: PN

1.	Name of Reporting Person: ComVentures V-B CEO Fund, L.P. (“CV V-B”)
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.
Sole Voting Power:
182,827 shares, except that ComVen V, the general partner of CV V-B, may be deemed to have sole voting power with respect to such shares, and Van der Meer, the sole managing member of ComVen V, may be deemed to have sole voting power with respect to such shares.

Beneficially
Owned by Each Reporting	8.	Shared Voting Power: See response to row 7.
Person With
	9.
Sole Dispositive Power:
182,827 shares, except that ComVen V, the general partner of CV V-B, may be deemed to have sole dispositive  power with respect to such shares, and Van der Meer, the sole managing member of ComVen V, may be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power: See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 182,827
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 0.8%
14.	Type of Reporting Person: PN

1.	Name of Reporting Person: ComVentures V Entrepreneurs’ Fund, L.P. (“CV V Ent”)
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.
Sole Voting Power:
12,066 shares, except that ComVen V, the general partner of CV V Ent, may be deemed to have sole voting power with respect to such shares, and Van der Meer, the sole managing member of ComVen V, may be deemed to have sole voting power with respect to such shares.

Beneficially
Owned by Each Reporting	8.	Shared Voting Power: See response to row 7.
Person With
	9.
Sole Dispositive Power:
12,066 shares, except that ComVen V, the general partner of CV V Ent, may be deemed to have sole dispositive power with respect to such shares, and Van der Meer, the sole managing member of ComVen V, may be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power: See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,066
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 0.1%
14.	Type of Reporting Person: PN

1.	Name of Reporting Person: Roland A. Van der Meer (“Van der Meer”)
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares	7.
Sole Voting Power:
3,143,761 shares, of which 2,948,868 shares are directly owned by CV V, 182,827 shares are directly owned by CV V-B and 12,066 shares are directly owned by CV V Ent.  Van der Meer is the sole managing member of ComVen V, which is the general partner of CV V, CV V-B and CV V Ent, and he may be deemed to have sole voting power with respect to such shares.

Beneficially
Owned by Each Reporting	8.	Shared Voting Power: See response to row 7.
Person With
	9.
Sole Dispositive Power:
3,143,761 shares, of which 2,948,868 shares are directly owned by CV V, 182,827 shares are directly owned by CV V-B and 12,066 shares are directly owned by CV V Ent.  Van der Meer is the sole managing member of ComVen V, which is the general partner of CV V, CV V-B and CV V Ent, and he may be deemed to have sole dispositive power with respect to such shares.

	10.	Shared Dispositive Power: See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,143,761
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 13.5%
14.	Type of Reporting Person: IN

BACKGROUND

This Amendment No. 1 to Schedule 13D is being filed to report the aggregate open market sales of 673,344 shares of common stock of Axesstel, Inc., a Nevada corporation by the Reporting Persons on June 9, 2009, June 10, 2009 and June 11, 2009. This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on December 5, 2005. Only those items that are hereby reported are amended; all other items remain unchanged.

This Schedule 13D is being filed on behalf of ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs’ Fund, L.P. and Roland A. Van der Meer.  ComVen V, LLC is the general partner of each of the foregoing entities (the "Reporting Entities").  Roland A. Van der Meer is the sole managing member of ComVen V, LLC.  The aforementioned entities and individual are collectively referred to in this Schedule 13D as the “Reporting Persons.”  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Axesstel, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 6815 Flanders Dr., Suite 210, San Diego, CA 92121.

Item 2. Identity and Background

(a)
This Schedule 13D is being filed jointly by (1) ComVen V, LLC, a Delaware limited liability company, (2) ComVentures V, L.P., a Delaware limited partnership, (3) ComVentures V-B CEO Fund, L.P., a Delaware limited partnership, (4) ComVentures V Entrepreneurs’ Fund, L.P., a Delaware limited partnership and (5) Roland A. Van der Meer, the sole managing member of ComVen V, LLC.  This Schedule 13D is based upon the Reporting Persons’ direct and indirect beneficial ownership of shares of common stock of the Issuer.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 305 Lytton Avenue, Palo Alto, CA 94301.

(c)
Each Reporting Person is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.  Each Reporting Entity is a venture capital investment entity.  ComVen V, LLC, is a general partner of the Reporting Entities.  Mr. Van der Meer is the sole managing member of ComVen V, LLC.

(d)/(e)
None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Van der Meer is a citizen of the Netherlands.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of the Common Stock in the open market or in privately negotiated transactions, or may distribute the Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b)  The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 23,228,982 shares of Common Stock outstanding as of May 10, 2009.

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Schedule is provided as of June 11, 2009:

(a)           Amount beneficially owned:

See Row 11 of cover page for each Reporting Person.

(b)           Percent of Class:

See Row 13 of cover page for each Reporting Person.

(c)           Number of shares as to which such person has:
                (i) Sole power to vote or to direct the vote:

See Row 7 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:

See Row 8 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of:

See Row 9 of cover page for each Reporting Person.

(iv)           Shared power to dispose or to direct the disposition of:

See Row 10 of cover page for each Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  None of the Common Stock beneficially owned by the Reporting Persons is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such stock.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1
Power of Attorney by and among ComVen V, LLC, a Delaware limited liability company, ComVentures V, L.P., a Delaware limited partnership, ComVentures V-B CEO Fund, L.P., a Delaware limited partnership; ComVentures V Entrepreneurs’ Fund, L.P., a Delaware limited partnership; and Roland A. Van der Meer, the sole managing member of ComVen V, LLC, dated June 9, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2009

COMVEN V, LLC
By:	/s/ Charles Noreen
Charles Noreen, Member

COMVENTURES V, L.P.
By:	ComVen V, LLC, Its General Partner

By:	/s/ Charles Noreen
Charles Noreen, Member

COMVENTURES V-B CEO FUND, L.P.
By:	ComVen V, LLC, Its General Partner

By:	/s/ Charles Noreen
Charles Noreen, Member

COMVENTURES V ENTREPRENEURS’ FUND, L.P.
By:	ComVen V, LLC, Its General Partner

By:	/s/ Charles Noreen
Charles Noreen, Member

ROLAND VAN DER MEER
By:	/s/ Charles Noreen
Charles Noreen, attorney in fact